EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2021 Financial Results

SINGAPORE, Nov. 30, 2021 -- UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2021.

“I am pleased to announce that the Company delivered notable accomplishments since the second quarter,” stated Mr. Wu Tianhua, CEO and Director of UP Fintech. “In October 2021, we completed our acquisition of Ocean Joy Securities Limited, a Hong Kong licensed broker dealer regulated by the Hong Kong SFC (Securities and Futures Commission). We are excited to formally launch our brand in Hong Kong and welcome local residents to invest globally on our innovative fintech platform. Hong Kong is one of the world’s premier centers of finance and commerce and the Company looks forward to building our local client base and contributing to the growth of its vibrant and dynamic capital market.”

In addition, we were pleased to add 82,900 funded accounts in the third quarter, of which over 80% came from outside China. By the end of the third quarter, we already acquired 353,300 funded accounts this year, surpassing the 350,000 new funded account guidance we set out earlier this year. We remain optimistic about the development of our long-term international growth strategy in Singapore and other markets.

Our subsidiary, Tiger Brokers (Singapore) Pte. Ltd., was officially admitted as a trading member of Singapore Exchange Securities Trading Limited and Singapore Exchange Derivatives Trading Limited, and clearing member and depository agent of The Central Depository (Pte) Limited. It is an honor to partner with Singapore Exchange Ltd and we intend to use this opportunity to strengthen our platform’s capability to facilitate transactions in Singapore listed securities as well as broaden the pool of investors who may access Singapore’s diverse range of investment opportunities.

Our corporate businesses and investments in our proprietary technology system demonstrated accretive growth. Despite commencing our ESOP business just over two years ago, in the third quarter we added 46 ESOP clients, and now serve 262 ESOP clients in total. Furthermore, we participated in 5 IPOs in Hong Kong and the U.S. during the third quarter. With regards to self-clearing, we made more progress during the third quarter and over 70% of clients were having their U.S. cash equities trades cleared by TradeUP Securities Inc.

Finally, as part of our commitment to our internationalization strategy, the Company has decided to establish a dual headquarters in Singapore, to complement our existing headquarters in Beijing. The Singapore headquarters address is 50 Raffles Place, #29-04 Singapore Land Tower, Singapore 048623, which is also the Company’s new principal executive office. The decision is intended to promote the Company’s current strategic global expansion plans and streamline the operational efficiency of the Company; the decision is also supported by the fact that Singaporean clients already account for a substantial and growing proportion of the Company’s total client base.

Financial Highlights for Third Quarter 2021

  Total revenues increased 59.6% year-over-year to US$60.8 million.
  Total net revenues increased 60.9% year-over-year to US$56.6 million.
  Net income was US$20.5 million compared to a net income of US$5.8 million in the same quarter of last year.
  Net income attributable to UP Fintech was US$20.5 million compared to a net income of US$4.8 million in the same quarter of last year.
  Non-GAAP net income attributable to UP Fintech was US$5.3 million, compared to a non-GAAP net income of US$6.3 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Third Quarter 2021

  Total account balance increased 88.3% year-over-year to US$20.6 billion.
  Total margin financing and securities lending balance increased 49.1% year-over-year to US$3.0 billion.
  Total number of customers with deposits increased 185.1% year-over-year to 612,000.

Selected Operating Data for Third Quarter 2021

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2020	2021	2021
In 000's
Number of customer accounts	975.6	1,649.0	1,766.8
Number of customers with deposits	214.7	529.1	612.0
In USD millions
Trading volume	62,810.7	102,006.0	92,574.1
Total account balance	10,915.7	23,932.7	20,551.9

Third Quarter 2021 Financial Results

REVENUES

Total revenues were US$60.8 million, up 59.6% from US$38.1 million in same quarter of last year.

Commissions were US$33.5 million, up 72.0% from US$19.5 million in same quarter of last year, driven by an increase in our user base and trading volume.

Financing service fees were US$2.5 million, up 51.7% from US$1.7 million in the same quarter of last year, primarily due to an increase in margin activities.

Interest income was US$17.6 million, up 116.0% from US$8.1 million in same period of last year. This was also due to an increase in our user base and margin activities.

Other revenues were US$7.2 million, a decrease of 18.6% from US$8.8 million in the same quarter of last year, primarily due to a slowdown in Chinese ADR listings.

Interest expense was US$4.2 million, an increase of 44.0% from US$2.9 million in the same quarter of last year, primarily due to an increase in our user base and margin activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$54.4 million, an increase of 95.7% from US$27.8 million in the same quarter of last year.

Execution and clearing expenses were US$9.5 million, an increase of 144.9% from US$3.9 million in the same quarter of last year, primarily due to an increase in the user base in Singapore.

Employee compensation and benefits expenses were US$21.8 million, an increase of 71.2% from US$12.7 million in the same quarter of last year, primarily due to a headcount increase to accompany the rapid growth of the business.

Occupancy, depreciation and amortization expenses were US$1.7 million, an increase of 39.3% from US$1.2 million in the same quarter last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$5.3 million, an increase of 115.6% from US$2.5 million in the same quarter last year, due to rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$11.2 million, an increase of 200.7% from US$3.7 million in the same quarter last year. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy.

General and administrative expenses were US$5.0 million, an increase of 30.4% from US$3.9 million in the same quarter last year, primarily due to increased professional services expenses and general expenses resulting from business expansion.

NET INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net income attributable to UP Fintech was US$20.5 million, as compared to a net income of US$4.8 million in the same quarter of last year. Net income per ADS – diluted was US$0.127, as compared to a net income per ADS – diluted of US$0.033 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation and fair value change from convertible bonds, was US$5.3 million, as compared to a US$6.3 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.033 as compared to a non-GAAP net income per ADS – diluted of US$0.043 in the same quarter of last year.

For the third quarter of 2021, the Company’s weighted average number of ADSs used in calculating net income per ADS – diluted and non-GAAP net income per ADS – diluted was 161,494,265. As of September 30, 2021, the Company had a total of 2,269,269,531 Class A and B ordinary shares outstanding, or the equivalent of 151,284,635 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

Fair value change from convertible bonds has increased to about US$18.0 million due to change of fair market value of the stock price in this quarter which is one of the significant inputs to evaluate the convertible bonds.

As of September 30, 2021, the Company's cash and cash equivalents and term deposits were US$318.5 million, compared to US$98.4 million as of December 31, 2020.

As of September 30, 2021, the allowance balance for doubtful accounts from customers was US$0.5 million compared to US$0.1 million as of December 31, 2020, which was also due to an increase in our user base and margin activities.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on November 30, 2021, U.S. Eastern Time (9:00 PM on November 30, 2021 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to: http://apac.directeventreg.com/registration/event/1560239

Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and registrant ID. The conference ID is: 1560239.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through December 8, 2021. Dial-in numbers for the replay are as follows:

International: +61 2 8199 0299
Passcode: 1560239

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact
Clark S. Soucy
UP Fintech Holding Limited
Email: ir@itiger.com

UP FINTECH HOLDING LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in U.S. dollars ("US$"))

	As of December 31,	As of September 30,
	2020	2021
	US$	US$
Assets:
Cash and cash equivalents	79,652,897	315,386,083
Cash-segregated for regulatory purpose	867,946,754	1,841,471,531
Term deposits	18,698,143	3,129,014
Receivables from customers (net of allowance of US$91,788 and US$459,185 as of December 31, 2020 and September 30, 2021)	372,215,645	680,813,874
Receivables from brokers, dealers, and clearing organizations:
Related parties	764,318,932	1,090,086,764
Others	32,547,428	73,555,599
Financial instruments held, at fair value	562,536	3,326,123
Prepaid expenses and other current assets	11,214,430	15,609,072
Amounts due from related parties	5,065,222	7,073,973
Total current assets	2,152,221,987	4,030,452,033
Non-current assets:
Right-of-use assets	7,280,763	5,863,513
Property, equipment and intangible assets, net	9,693,034	11,590,809
Goodwill	2,421,403	2,421,403
Long-term investments	6,480,951	10,049,541
Other non-current assets	4,299,246	4,278,605
Deferred tax assets	9,919,967	12,158,011
Total non-current assets	40,095,364	46,361,882
Total assets	2,192,317,351	4,076,813,915
Current liabilities:
Payables to customers	1,696,164,267	3,261,316,407
Payables to brokers, dealers and clearing organizations:
Related parties	218,574,120	171,880,100
Others	5,135,941	8,160,714
Accrued expenses and other current liabilities	27,138,201	31,338,316
Deferred income-current	844,558	1,236,283
Lease liabilities-current	3,514,592	3,368,379
Amounts due to related parties	—	1,865,290
Total current liabilities	1,951,371,679	3,479,165,489
Convertible bonds
Related parties	—	24,991,316
Others	—	123,073,567
Deferred income-non-current	1,565,843	1,681,975
Lease liabilities- non-current	3,692,701	1,822,839
Deferred tax liabilities	—	1,260,895
Total liabilities	1,956,630,223	3,631,996,081
Shareholders’ equity:
Class A ordinary shares	17,944	19,991
Class B ordinary shares	3,376	2,701
Additional paid-in capital	291,827,379	478,667,833
Statutory reserve	2,663,551	2,663,551
Accumulated deficit	(59,579,495)	(39,509,678)
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	2,927,192	5,146,255
Total shareholders’ equity	235,687,128	444,817,834
Total liabilities and shareholders’ equity	2,192,317,351	4,076,813,915

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	19,472,847	30,943,412	33,501,349	52,390,961	117,338,864
Interest related income
Financing service fees	1,656,407	2,234,256	2,512,715	4,997,358	6,986,841
Interest income	8,143,590	16,846,112	17,589,507	20,071,735	50,067,532
Other revenues	8,815,702	10,210,600	7,178,179	13,800,556	27,900,267
Total revenues	38,088,546	60,234,380	60,781,750	91,260,610	202,293,504
Interest expense(a)	(2,900,990)	(4,836,621)	(4,178,132)	(5,760,442)	(14,547,443)
Total Net Revenues	35,187,556	55,397,759	56,603,618	85,500,168	187,746,061
Operating costs and expenses:
Execution and clearing(a)	(3,882,200)	(6,552,785)	(9,508,860)	(8,479,554)	(24,275,367)
Employee compensation and benefits	(12,710,024)	(20,569,963)	(21,761,671)	(34,490,047)	(58,794,170)
Occupancy, depreciation and amortization	(1,188,225)	(1,463,185)	(1,655,672)	(3,462,101)	(4,334,105)
Communication and market data(a)	(2,464,133)	(5,120,366)	(5,313,059)	(6,403,975)	(14,387,386)
Marketing and branding(a)	(3,710,125)	(23,709,115)	(11,157,923)	(9,333,615)	(47,670,412)
General and administrative	(3,855,960)	(5,098,401)	(5,028,235)	(8,910,257)	(14,178,070)
Total operating costs and expenses	(27,810,667)	(62,513,815)	(54,425,420)	(71,079,549)	(163,639,510)
Other income/(expense):
Fair value change from convertible bonds	—	(13,733,130)	17,957,848	—	4,194,848
Others, net	(128,036)	(954,500)	(1,025,081)	618,606	(2,914,410)
Income/(loss) before income tax	7,248,853	(21,803,686)	19,110,965	15,039,225	25,386,989
Income tax (expenses)/benefits	(1,459,705)	296,772	1,409,438	(5,285,208)	(5,317,172)
Net income/(loss)	5,789,148	(21,506,914)	20,520,403	9,754,017	20,069,817
Less:
Net income attributable to redeemable non-controlling interests	1,015,266	—	—	2,183,863	—
Net income/(loss) attributable to UP Fintech Holding Limited	4,773,882	(21,506,914)	20,520,403	7,570,154	20,069,817
Other comprehensive income/(loss), net of tax:
Unrealized gain on available-for-sale investments	—	—	1,899,605	—	1,899,605
Changes in cumulative foreign currency translation adjustment	987,879	627,201	(71,893)	1,645,845	319,458
Total Comprehensive income/(loss)	6,777,027	(20,879,713)	22,348,115	11,399,862	22,288,880
Net income/(loss) per ordinary share:
Basic	0.002	(0.010)	0.009	0.004	0.009
Diluted	0.002	(0.010)	0.008	0.004	0.009
Net income/(loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.034	(0.149)	0.136	0.054	0.138
Diluted	0.033	(0.149)	0.127	0.053	0.130
Weighted average number of ordinary shares used in calculating net income/(loss) per ordinary share:
Basic	2,114,362,687	2,165,360,496	2,258,279,768	2,117,194,830	2,184,400,228
Diluted	2,161,052,034	2,165,360,496	2,422,413,973	2,160,227,581	2,323,196,936

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Revenues:
Commissions	8,425,946	5,923,448	6,322,356	26,861,939	25,580,332
Interest related income
Financing service fees	1,656,407	2,234,256	2,512,715	4,997,358	6,986,841
Interest income	4,492,084	8,528,598	7,270,245	11,573,836	25,080,523
Other revenues	4,506,740	3,767,259	2,984,078	5,474,609	12,708,347
Interest expense	(3,231,484)	(3,570,503)	(3,248,061)	(5,129,254)	(11,078,329)
Execution and clearing	(1,446,994)	(4,099,296)	(4,154,526)	(4,507,308)	(14,161,935)
Communication and market data	—	(44,333)	(25,000)	—	(69,333)
Marketing and branding	(96,502)	—	—	(383,206)	—
General and administrative	(700,000)	—	—	(700,000)	—

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2020				For the three months ended June 30, 2021				For the three months ended September 30, 2021
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		1,486,460	(1)			3,420,845	(1)			2,695,006	(1)
		—	(2)			13,733,130	(2)			(17,957,848)	(2)
Net income/(loss) attributable to UP Fintech Holding Limited	4,773,882	1,486,460		6,260,342	(21,506,914)	17,153,975		(4,352,939)	20,520,403	(15,262,842)		5,257,561

Net income/(loss) per ADS - diluted	0.033			0.043	(0.149)			(0.030)	0.127			0.033
Weighted average number of ADSs used in calculating diluted net income/(loss) per ADS	144,070,136			144,070,136	144,357,366			144,357,366	161,494,265			161,494,265

(1) Share-based compensation.
(2) Fair value change from convertible bonds